

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 5, 2008

<u>via U.S. mail</u>

Robert D. Johnson
President and Chief Operating Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

> **Re: Maxim TEP, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 23, 2008**
> **File No. 0-53093**

Dear Mr. Johnson:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form 10

Financing Arrangements, page 22

1. We note your response to our prior comment 5. Because you have not yet secured funding, please disclose in the Form 10, or your next quarterly report on Form 10-Q, the possibility that you may sell additional ORRIs to fund working

capital requirements during fiscal 2008 if your negotiations for other sources of funding are not successful. In addition, please disclose the material impact, if any, to the company that would result from any such sales.

Executive Compensation, page 34

2.   We note your response to our prior comment 8. Please file the promissory note and mutual release agreement with Mr. Maggio that is listed in your exhibit index as Exhibit 10.45.

Note 4 – Intangibles and Other Assets, page F-21

3.   Your response to prior comment number 11 from our letter dated July 2, 2008 indicates, in part, that the LHD Technology assets were appraised by a third party in the third quarter of 2006 and that it was determined that there was no need to impair the asset at that time. Your response further indicates that, since 2006, there has been no change in your strategy to exploit the asset and that there has been no significant event that would lead you to impair said asset.

As indicated in our prior comment, SFAS 142, par. 15 indicates that intangible assets subject to amortization shall be reviewed for impairment in accordance with SFAS 144. That standard indicates, in turn, that a long-lived asset shall be tested whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Your financial statements for the year ended December 31, 2007 report operating and cash flow losses on a consolidated basis and operating losses for your lateral drilling segment. Additionally, your response to prior comment number 11 indicates that constraints in your financial resources leave you with little capital for development activities. These factors appear to represent events or changes in circumstances that indicate that the carrying value of the LHD Technology may be recoverable. In view of this, further explain your basis for concluding that impairment testing was not necessary for any period subsequent to the third quarter of 2006. In this regard, please note that the fact that you have not changed your strategy to exploit the asset does not appear sufficient to overcome the requirement to test the asset for impairment.

Current Report on Form 8-K, filed July 30, 2008

4.   We understand from discussions with the company's counsel that the change in the composition of your board of directors on July 25, 2008 was accompanied by a change in management. Please amend your current report to clarify such

changes in management. For example, we understand that W. Marvin Watson is no longer serving as your chief executive officer.

***

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Mohammed
        K. Hiller
        M. Duru
        L. Nicholson

        via facsimile

        Bryce Linsenmayer, Esq.
        (713) 236-5540